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                              October 18, 2021

       Arnaud Massenet
       Chief Executive Officer
       Aurora Acquisition Corp.
       20 North Audley Street
       London W1K 6LX, United Kingdom

                                                        Re: Aurora Acquisition
Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed September 30,
2021
                                                            File No. 333-258423

       Dear Mr. Massenet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 30, 2021

       Questions and Answers for the Shareholders of Aurora, page 10

   1. We note your response to our prior comment 2. Please revise the Summary section or the
                                                        Q&A to discuss why the
Sponsor and its affiliates can earn a positive rate of return on their investment, even
if other SPAC shareholders experience a negative rate of return in the post-business
combination company. In your discussion explain that the Sponsor paid approximately
$0.004 per share for 5,750,000 Aurora Class B ordinary shares.
   2. We note your response to our prior comment 8. Please revise the Q&A "How will dilution affect the
shareholders who elect not to redeem their shares in connection with the
 Arnaud Massenet
FirstName LastNameArnaud  Massenet
Aurora Acquisition Corp.
Comapany
October 18,NameAurora
            2021       Acquisition Corp.
October
Page 2 18, 2021 Page 2
FirstName LastName
         Business Combination?" on page 25 to ensure you are discussing all potential sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. In that regard we note your disclosure on page 273 discussing the dilutive effects of the anti-dilution provisions in the Aurora Class
         B ordinary shares if the provisions resulted in the issuance of Aurora Class A ordinary shares on a greater than one-to-one basis upon conversion of the Aurora Class B ordinary shares.

Risk Factors
If we do not obtain and maintain the appropriate state licenses, page 119

3. Please disclose the "certain compliance concerns" from the notice of charges from the Washington Department of Financial Institutions that you received on September 2,
         2021.
Unaudited Projected Financial Information, page 192

4. We note your response to our prior comment 19. In order to assist investors in evaluating the projections disclosed, including your enhanced disclosure that you expect to report a net loss and an Adjusted Net Loss for the quarter ending September 30, 2021 and the year ending December 31, 2021, considering a net loss of $3.7 million, adjusted net income of
         $83.9 million and Adjusted EBITDA of $103.9 million for the six months ending June 30,
         2021, please disclose actual and projected (unadjusted ) net income(loss) and EBIDTA for the periods presented and reconcile to Adjusted Net Income and Adjusted EBITDA as disclosed. Refer to Regulation S-K, Item 10(b)(2) and (3)(ii-iv). Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination and Related Transactions, page 248

5. Please reconcile and clearly disclose the share activity to explain the difference between the 686.5 million shares to be outstanding at closing disclosed in your pro forma calculations on page 250 with the 778.4 million shares to be outstanding post-business combination disclosed on page 15.
Key Business Metrics, page 315

6. We acknowledge your response to our prior comment 23, and your risk factor disclosures concerning geographic concentrations on page 102. It appears that the majority of your aggregate home loan production occurs in states other than California, Texas and Florida.
         It also seems possible that the economic environment in these three states may not be comparable. Please revise your disclosure of Key Business Metrics on page 315 to include the geographic location of your funded loan volume.
 Arnaud Massenet
Aurora Acquisition Corp.
October 18, 2021
Page 3
Results of Operations, page 321

7. We note your response to our prior comment 25. However, we are unable to locate disaggregated disclosure of general and administrative expenses. Considering the 101%
         period-over-period increase in general and administrative expenses for the six months ending June 30, 2021 compared to the six months ending June 30, 2020 and in order to provide investors with an understanding of the more fixed personnel-related compensation expense, excluding stock-based compensation as well as the variable components of your general and administrative expenses, please disaggregate your general and administrative expenses for the periods presented.
8. Please disclose if any loans held for sale are greater than 90 days past due and or non-
         performing for the periods presented.
Contractual Obligations, page 334

9. Please enhance your disclosure to reflect that your contractual obligations under your
         2020 Credit Facility increased to $151.4 million at June 30, 2021, the total of such facility as well as the increase in related interest payments. Refer to Instruction 7 to paragraph
         (b) of Item 303 of Regulation S-K.
Better HoldCo, Inc. and Subsidiaries Consolidated Financial Statements
Note 3. Mortgage Loans and Held for Sale and Warehouse Lines of Credit, page
F-48

10. Please disclose the number of days on average that you hold loans held for sale and if any loans are greater than 90 days past due and or non-performing for the six months ending
         June 30, 2021 and the years ending December 31, 2020 and 2019. Refer to ASC 825-10-
         50-25-(c).
       You may contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameArnaud Massenet                              Sincerely,
Comapany NameAurora Acquisition Corp.
                                                               Division of
Corporation Finance
October 18, 2021 Page 3                                        Office of
Finance
FirstName LastName